SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

15 November 2012

Statement about proposed resolutions of US federal government criminal and SEC claims against BP in connection with the Deepwater Horizon incident

BP confirms that it is in advanced discussions with the United States Department of Justice (DoJ) and the Securities & Exchange Commission (SEC) regarding proposed resolutions of all US federal government criminal and SEC claims against BP in connection with the Deepwater Horizon incident. No final agreements have yet been reached and any resolutions, if agreed, would be subject to federal court approvals in the United States.

The proposed resolutions are not expected to cover federal civil claims, including Clean Water Act claims, federal and state Natural Resource Damages claims; private civil claims in MDL 2179 that were not covered by the PSC settlement, private securities claims pending in MDL 2185 or state economic loss claims.

A further announcement will be made if and when final agreements are reached. Until final agreements are reached, there can be no certainty any such resolutions will be entered into.

Further enquiries:

BP Press Office, London: +44 (0)20 7496 4076, bppress@bp.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15 November 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary